Tidal ETF Trust N-CSR

Exhibit 19 (a)(5)

December 6, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Gotham Short Strategies ETF (formerly Gotham Short Strategies Fund, a series of FundVantage Trust) (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 8 of Form N-CSR of Gotham Short Strategies ETF dated December 6, 2024. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

Attachment

Item 8. Changes in and Disagreements with Accountants for Open-End Investment Companies.

On November 3, 2023, the Gotham Short Strategies Fund (the “Predecessor Fund”) was reorganized into the Fund. In connection with this reorganization, the Tidal ETF Trust Audit Committee approved the decision to appoint Tait, Weller & Baker LLP (“Tait”) as the Fund's independent registered public accounting firm. Subsequent to the reorganization, on November 6, 2023 PricewaterhouseCoopers LLP (“PwC”) was dismissed as the independent registered public accounting firm to the Predecessor Fund.

The financial information shown in the annual financials and other information is that of the Predecessor Fund prior to the Reorganization. The financial information for the fiscal periods ended September 30, 2023 and September 30, 2022 has been audited by PwC, the independent registered public accounting firm for the Predecessor Fund during such period, whose report, along with the Predecessor Fund's financial statements, are included in the Predecessor Fund's annual report.

During the Predecessor Fund's fiscal periods ended September 30, 2023 and September 30, 2022 and the subsequent interim period through November 6, 2023: (i) there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years; and (ii) there were no reportable events described in Item 304(a) (1) (v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

The Fund requested that PwC furnish it with a letter addressed to the Securities and Exchange Commission stating whether PwC agrees with the statements contained above. A copy of the letter from PwC to the Securities and Exchange Commission is filed as an exhibit hereto.

During the Predecessor Fund's fiscal periods ended September 30, 2023 and September 30, 2022 and the subsequent interim period through November 6, 2023, neither the Predecessor Fund, the Fund nor anyone on the behalf of either has consulted Tait on items which: (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements; or (ii) concerned the subject of a disagreement (as defined in paragraph (a) (1) (iv) of Item 304 of Regulations S-K) or reportable events (as described in paragraph (a) (1) (v) of said Item 304).